Exhibit 21.1

SUBSIDIARIES OF THE COMPANY
Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Corsair Memory, Inc.	Delaware
Origin PC LLC	Florida
Scuf Gaming International LLC	Georgia
Corsair Holdings (Lux) S.a.r.l.	Luxemburg
Corsair Acquisition (Lux) S.a.r.l	Luxemburg
Corsair Holdings (Hong Kong) Limited	Hong Kong
Ironmonger Initiatives Limited	United Kingdom
Scuf Gaming Europe Limited	United Kingdom
Ironburg Inventions Limited	United Kingdom
Corsair Memory Co., Ltd	Taiwan
Corsair Components Co., Ltd	Taiwan
Corsair (Shenzhen) Trading Company Ltd.	China
Corsair Engineering d.o.o.	Slovenia
Corsair Components Limited	United Kingdom
Corsair Elgato GmbH	Germany
Corsair Memory B.V.	Netherlands
Corsair Gaming S.A.S.	France
Corsair Components Cooperatief U.A.	Netherlands
Corsair (Hong Kong) Limited	Hong Kong
Savarti Design System Ltd	Vietnam
RoCo Group, Inc.	Delaware